Exhibit 99.1

Frutarom Industries Ltd.

(the “Company”)

July 1, 2018

To: Israel Securities Authority www.isa.gov.il	To: The Tel Aviv Stock Exchange Ltd. www.tase.co.il

Re: Immediate report with respect to an invitation to a special general meeting of the shareholders of the Company1

Pursuant to the provisions of the Companies Law, 5759-1999 (the “Companies Law”), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Reports Regulations”), the Companies Regulations (Notices of General Meetings and of Class Meetings in a Public Company and Additions of Items to the Agenda), 5760-2000 and the Companies Regulations (Written Votes and Position Papers), 5766-2005 (the “Voting Regulations”), notice is hereby given that a special general meeting of the shareholders of the Company (the “Meeting”) is being called and will be convened on Monday, August 6, 2018 at 15:00 (Israel Time) at the offices of the Company at Building A, 2 Hamenofim Street, Herzliya (the “Offices of the Company”) for the purpose of adopting resolutions on the items on the agenda as set forth below:

1.	Details of the items on the agenda of the Meeting

1.1	Approval of material merger under a merger agreement

Approval of a material merger under a merger agreement dated May 7, 2018 (the “Merger Agreement”) between the Company, International Flavors & Fragrances Inc. (the “Purchasing Company” or the “Purchaser”), an international public company whose securities are listed on the New York Stock Exchange (under the symbol IFF), and on the Euronext Paris stock exchange (under the symbol IFF) and Icon Newco Ltd., a private company incorporated in Israel and wholly owned by the Purchasing Company (the “Target Company”). Under the Merger Agreement, there will be a reverse triangular merger2 (the “Merger” or the “Transaction”) pursuant to which, upon completion of the Merger, the Target Company will merge with and into the Company (as the absorbing company), such that, for every ordinary share of the Company with a nominal value of NIS 1.00 issued and outstanding immediately before the Effective Time (as defined below), the Purchasing Company (a) will pay US$ 71.19 in cash; and (b) will issue 0.249 Shares of the Purchaser (as defined below) (together, the “Merger

[1]	This English translation of the Hebrew language notice of general meeting filed by the Company on July 1, 2018 (references: 2018-01-058074) is qualified in its entirety by reference to the Hebrew-language notice of general meeting.
[2]	Pursuant to Sections 314 to 327 of the Companies Law.

Consideration”), without interest and subject to applicable tax withholding.3 As a result of the Merger, the Company will become a wholly owned subsidiary of the Purchaser, the shares of the Company will be delisted from the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”) and its shares registered via global depository receipts (“GDRs”) will be delisted from primary trading on the London Stock Exchange (the “LSE”), as further described in Section 2 hereinafter.

1.2	Subject to the approval of the Merger referred to in Section 1.1 above and to completion of the Merger, approval of a one-time bonus for the President and Chief Executive Officer of the Company, Mr. Ori Yehudai, as further described in Section 3.2 hereinafter.

1.3	Subject to the approval of the Merger referred to in Section 1.1 above and to completion of the Merger, approval of a retention plan for three (3) officers of the Company as follows: (a) the Executive Vice President and Chief Financial Officer of the Company, Mr. Alon Shmuel Granot; (b) Executive Vice President and Vice President of Global Supply Chain and Operations, Mr. Amos Anatot; and (c) Vice President of Finance, Mr. Guy Gill, as further described in Section 3.3 hereinafter.

2.	Details with respect to the topic set forth in Section 1.1 of the agenda – approval of the Merger under the Merger Agreement

Part A – The proposed transaction and the key elements of the Merger Agreement

2.1	Definitions

“Entitled Shareholders”	-	All of the shareholders of the Company immediately prior to the Effective Time (as defined below), excluding the Company and its wholly-owned subsidiaries.
“Effective Time”	-

The time at which the Merger becomes effective upon the issue of a merger certificate by the Registrar of Companies attesting to the completion of the Merger pursuant to the provisions of Section 323(e) of the Companies Law[4].

“Completion Date” or “Merger Completion Date”	-	The date on which the Merger is actually effected pursuant to the Merger Agreement, this being after receipt of a merger certificate from the Registrar of Companies and the fulfilment of the conditions precedent set forth in the Merger Agreement (and, in any event, no later than three business days after fulfilment of the said conditions precedent or such later date that will be determined by the Stock Exchange5).

[3]	For details of the consideration for the options and restricted shares, see Section 2.4 below.
[4]	According to the instructions of the Stock Exchange, the effective time for purposes of determining the Entitled Shareholders that hold the Shares of the Company through the Company’s nominee company is the trading day on which the Company issued an immediate report in respect of the receipt of the merger certificate, provided that such report was issued prior to 09:30 (Israel Time). To the extent such report was issued after 09:30 (Israel Time), the effective time shall be the trading day subsequent to such report.

“Shares of the Company”	—	Ordinary shares of the Company with a nominal value of NIS 1.00 each.

“Share of the Surviving Company”	—	Ordinary shares with a nominal value of NIS 1.00 each of the Surviving Company.

“Shares of the Purchaser”	—	Shares of common stock, par value US$ 0.125 per share, of the Purchaser.

“Share Consideration” or “Rate of Exchange”	—	An amount of 0.249 Shares of the Purchaser for each (1) Share of the Company.

“Cash Consideration”	—	An amount equal to US$ 71.19 in cash for each (1) Share of the Company.

2.2	Key elements of the Merger transaction – general

Under the Merger Agreement, subject to the fulfilment of all of the conditions to the Merger Agreement (as set forth in Section 2.7 below), at the Effective Time, the Target Company will merge with and into the Company and the steps set forth in the Merger Agreement, including the following, will take place:

2.2.1	The Target Company will merge into the Company, will be dissolved without liquidation pursuant to the provisions of the Companies Law and will be stricken from the registers of the Registrar of Companies.

2.2.2	The merged company (the “Surviving Company”) (a) will be wholly owned by the Purchaser; (b) will be subject to Israeli law; (c) will continue to manage a registered office in Israel; and (d) all of the rights, assets, obligations and liabilities of the Target Company will be transferred, assigned and acquired in accordance with the Companies Law to and by the Company as the “absorbing company.”

2.2.3	For details about the Merger Consideration, the effect of the Merger on the share capital of the Company and the share exchange, see Section 2.3.

2.2.4	For details about the effect of the Merger on the options and restricted shares of the Company, see Section 2.4 below.

2.2.5	For details regarding the consent of ICC (as defined below) to vote in favor of the merger transaction, see section 2.8 below.

2.2.6	For details with respect to the continuation of indemnification of and insurance for the directors and officers of the Company, see Section 2.9 below.

2.2.7	For details with respect to dividends during the Interim Period (as defined below), see Section 2.6.6 below.

2.2.8	The Purchasing Company has undertaken to act such that the Shares of the Purchaser will be listed on the Stock Exchange (in a dual-listing format) immediately prior to the Effective Time and to list the Shares of the Purchaser that will be issued as Share Consideration in the Transaction on the New York Stock Exchange (the “NYSE”) at (or before) the Effective Time. It is clarified that the dual-listing will be effected on the Completion Date.

2.2.9	The articles of association of the Target Company, as the same are in force immediately prior to the Effective Time, will be the articles of association of the Surviving Company immediately after the Effective Time.

2.2.10	The directors of the Target Company immediately prior to the Effective Time will be the initial directors of the Surviving Company immediately after the Effective Time. The officers serving at the Company immediately prior to the Effective Time (excluding the directors of the Company) will be the officers of the Surviving Company immediately after the Effective Time.

2.2.11	The Company will become a private company that will be wholly owned by the Purchaser, its shares will be delisted and it will cease to act as a “reporting corporation,” as that term is defined in Section 36 of the Securities Law, 5728-1968 (the “Securities Law”).

2.2.12	In the Merger Agreement, the Purchasing Company gave notice of its intention to maintain the research and development and manufacturing activities of the Company in Israel for a period of not less than three years from the Effective Time at substantially the same levels as such activities are conducted immediately prior to the Effective Time.

2.3	Merger Consideration; effect of the Merger on the share capital of the Company; share exchange

2.3.1

At the Effective Time, each issued and outstanding share held by the Entitled Shareholders immediately prior to the Effective Time will be transferred to the Purchaser and will be registered in the Purchaser’s name in the shareholder register of the Company and will automatically be converted for a right to receive the Merger Consideration (i.e. (a) the Cash Consideration; and (b) the Share Consideration) without interest and subject to applicable tax withholding. If some of the Share Consideration is in fractions of shares, the fractions of shares will be paid in cash and their consideration will be translated into cash based on the average of the volume-weighted average price per Share of the Purchaser on each of the 10 trading days ending with the trading day immediately prior to the completion date (the “Fractional Shares Adjustment”). Notwithstanding the foregoing, with respect to the Share Consideration of the Entitled Shareholders holding Company Shares through the Company’s nominee company (“Non-

Registered Holders” or “Non-Registered Entitled Shareholders”), to the extent the overall Share Consideration at the nominee company is in fractions of shares, the amount of Share Consideration shall be rounded up to the nearest whole number of Shares of the Purchaser, which shall be distributed ratably among the Non-Registered Entitled Shareholders holding fractional shares, and the Fractional Shares Adjustment referred to above shall not apply to them, or any such other adjustment mechanism as shall be agreed between the Company and the Purchaser in accordance with the instructions of the Stock Exchange.

2.3.2	The Merger Consideration is the product of a negotiation between the parties and has been assessed by the audit committee and the board of directors of the Company and has been approved by them. For details of the principal reasons of the board of directors for approving the Merger, see Section 2.24 below.

2.3.3	For the purpose of paying the Merger Consideration to the Entitled Shareholders, prior to the Completion Date, the Purchaser will enter into an agreement with a financial institution or a trust company that is recognized in Israel and the United States that will serve as exchange agent and that will be responsible for transferring the Merger Consideration to the shareholders (the “Exchange Agent”). The Purchaser will deposit the full amount of the Cash Consideration with the Exchange Agent and shall issue the entire Share Consideration to American Stock Transfer & Trust Company, LLC (“AST”) for the benefit of the Tel Aviv Stock Exchange Clearing House shortly before or simultaneously with the Effective Time. The Exchange Agent will transfer the Cash Consideration and instructions for the credit of the Share Consideration for the Entitled Shareholders and/or the trustee for the Entitling Options (as defined in Section 2.4.1 below), as the case may be, in accordance with the provisions set forth in the Merger Agreement and in coordination with the Tel Aviv Stock Exchange Clearing House.

2.3.4	Tax will be withheld from the Merger Consideration as required by law, unless determined otherwise in the pre-ruling, as set forth in Section 2.15 below.

2.3.5	As of the date of entry into the Merger Agreement, the Merger Consideration reflected a price per share of US$ 106.25 (NIS 386, calculated on the basis of the representative exchange rate and the closing sale price of the Shares of the Purchaser as of the last trading day before the date of entry into the Merger Agreement (i.e., May 4, 2018)) and represented a premium of 13.1% over the volume-weighted average share price of the Company on the Stock Exchange during the 30 days preceding entry into the Merger Agreement and a premium of 11.6% over the closing sale price of the Shares of the Company on the Stock Exchange as of May 6, 2018. As at the date of entry into the Merger Agreement, the Merger Consideration reflected a value for the Company of approximately US$ 6.37 billion on a fully diluted basis and a value of activities (including an estimate of the net debt of the Company) of approximately US$ 7.1 billion.

2.3.6	At the Effective Time, all of the shareholders of the Company will cease to have rights as shareholders of the Company (excluding the right to receive the Merger Consideration, as set forth above) and all of the Shares of the Company held by the Entitled Shareholders will be exchanged for the right to receive the Merger Consideration in accordance with, and subject to, the provisions of the Merger Agreement and, from that time, the Shares of the Company will cease to confer any right whatsoever and will be removed from the capital of the Company. From the Effective Time, the shareholder register of the Company will be closed and no Shares of the Company will be transferred.

2.3.7	In addition, the following Shares of the Company will be cancelled at the Effective Time and no consideration will be received in respect thereof: (a) any share constituting a treasury share held by the Company immediately prior to the Effective Time; (b) any share constituting a share held by the Purchaser or the Target Company immediately prior to the Effective Time.

2.3.8	Until the Effective Time, the Merger Consideration may be subject to adjustments, as set forth in the Merger Agreement. In this framework, if the amount or class of the Shares of the Purchaser changes as a result of a reclassification, reorganization, split or consolidation of Shares of the Purchaser or a dividend distributed in shares of the Purchaser and so forth, the Merger Consideration will be adjusted such that it will have the same economic value as prior to this time. In the event of such an adjustment, the Company will publish an immediate report with respect to the adjustment and its effect.

2.4	Holders of options and restricted shares

2.4.1	Each option to purchase shares of the Company that is outstanding and vested as of immediately prior to the Effective Time (the “Entitling Options”) will be cancelled at the Effective Time and, in consideration, the holder of each Entitling Option will be entitled to receive, in respect of each share of the Company subject to such Entitling Option, the Merger Consideration less the per share exercise price, subject to applicable tax withholding.

2.4.2

Each option to purchase shares of the Company that is outstanding and not vested as of immediately prior to the Effective Time (the “Unvested Options”) will be cancelled at the Effective Time and, in consideration, the holder of each Unvested Option will be entitled to receive, in respect of each share of the Company subject to such Unvested Option, on the applicable vesting date, a cash payment in U.S. dollars equal to the value of the Merger Consideration less the per share exercise price, subject to applicable tax withholding, which will be paid in cash only (with the Share Consideration being translated into cash in accordance with the volume-weighted average price of the stock of the Purchasing Company during the 10 trading days prior to the Completion Date). The foregoing is subject to the holder of the Unvested Option remaining employed by the Company or by a company affiliated with it on the vesting date of the Unvested Option or until an earlier date on which the employment of the holder of the Unvested Option with the Company terminates such as causes the Unvested Option to mature in accordance with the terms of that option (the “Vesting Condition”) provided that if a pre-ruling is not received from the Israel Tax Authority with respect to options granted under Section 102 of the Income Tax Ordinance [New Version], 5761-1961 (the “Income Tax Ordinance”) in relation to the foregoing, the consideration in respect of each share of the Company subject to Unvested Options granted under Section 102 of the Income Tax Ordinance will be the Merger Consideration less the per share exercise price of such Unvested Option, subject to the Vesting Condition and applicable tax withholding.

2.4.3	Each restricted share of the Company (i.e., restricted stock awards), capital compensation granted to employees of the subsidiaries of the Company outside of Israel, that is outstanding and vested as of immediately prior to the Effective Time will be cancelled at the Effective Time and, in consideration, the holders of such restricted shares will be entitled to receive, in respect of each vested restricted share, the Merger Consideration less the per share purchase price, subject to applicable tax withholding.

2.4.4	Each restricted share of the Company that is outstanding and not vested as of immediately prior to the Effective Time will be cancelled at the Effective Time and, in consideration, the holders of such restricted shares will be entitled to receive, in respect of each unvested restricted share, a cash payment in U.S. dollars equal to the value of the Merger Consideration less the per share purchase price, subject to applicable tax withholding, provided that the holder of the restricted share remains employed by the Company or by a company affiliated with it on the vesting date of the restricted share.

2.5	Representations

The Merger Agreement contains representations of the Company, the Purchaser and the Target Company, as is customary for agreements of this sort.

2.6	Interim period

2.6.1	During the period between the entry into the Merger Agreement and the Effective Time (or until the time of earlier termination of the Merger Agreement in accordance with its terms) (the “Interim Period”), each of the Company and the Purchaser will act, and will procure that its subsidiaries will act, in the ordinary course of business in all material respects, subject to certain exceptions as set forth in the Merger Agreement, including as may be consented to in writing by the other party.

2.6.2	In addition, the Company has undertaken that, in accordance with the conditions set forth in Section 2.6.3 below, during the Interim Period, neither it nor any party on its behalf will enter into contracts with third parties or will participate in negotiations or discussions for the purchase of the Company or will solicit offers from third parties for the purchase the Company (the “Non-Solicitation Undertaking”).

2.6.3	The Merger Agreement provides that if, prior to the approval of the shareholders of the Merger: (a) a competing proposal to purchase the Company is received by the Company from a third party; and (b) the offer has been received other than as a result of the material breach of the Non-Solicitation Undertaking by the Company, then the Company may negotiate with the offeror (provided that the board of directors of the Company determines in good faith that such offer constitutes or will reasonably constitute a Superior Proposal, as defined in the Merger Agreement) and may also terminate the Merger Agreement (provided that the board of directors of the Company, in addition to certain other requirements, determines in good faith that such offer constitutes a Superior Proposal in accordance with the other terms set forth in the Merger Agreement). The Company will promptly (and in any case within 48 hours) provide the Purchaser with notice of the receipt of the competing proposal and provide the Purchaser with certain information regarding the competing proposal in accordance with the terms of the Merger Agreement.

2.6.4	In the Merger Agreement, the Purchaser has undertaken to act such that the Shares of the Purchaser will be listed on the Stock Exchange in a dual-listing format and to act such that the Shares of the Purchaser that will be allotted as Share Consideration in the Transaction will be listed on the NYSE prior to the Effective Time. It is clarified that the dual-listing will be effected on the Completion Date.

2.6.5	The Purchaser will finance the Cash Consideration, inter alia, by way of interim financing for the completion of the Transaction, which will be obtained subject to the commitment letter received by the Purchaser from its lenders, as set forth in the Merger Agreement (the “Commitment Letter” and the “Sources of Finance,” respectively). The Purchaser is expected to enter into final finance agreements prior to the Effective Time. The Merger is not conditioned upon the Purchasing Company obtaining financing.

2.6.6	If the Purchasing Company distributes dividends during the Interim Period, the Company will announce a distribution of dividends to its shareholders prior to the Effective Time, whereby the record date for the distribution will be set as the last business day prior to the Effective Time and the payment date will be three business days after the Effective Time or on such other dates as are coordinated with the Stock Exchange and as will be reported by the Company in an immediate report. The per share dividend amount will be equal to the product of the aggregate dividends per share announced by the Purchaser during the Interim Period by the Rate of Exchange (i.e., 0.249).

2.7	Conditions precedent to the completion of the Merger

2.7.1	The principal conditions precedent to the completion of the Merger by each of the Company, the Purchaser and the Target Company are as follows:

a.	The shareholders of the Company shall have approved the Merger Agreement and the transactions contemplated thereby with the required majority.

b.	The newly issued Shares of the Purchaser that constitute the Share Consideration having been approved for listing on the NYSE, subject to official notice of issuance.

c.	The Form S-4 shall have become effective pursuant to the United States securities laws and shall not be subject to any stop order.

d.	The waiting period required under the United States antitrust law relating to the Merger shall have expired or been terminated and any approval required from a governmental authority under the antitrust laws of other jurisdictions as set forth in the Merger Agreement shall have been obtained.

e.	Fifty (50) days shall have elapsed since the date that the Merger proposal was filed with the Registrar of Companies in Israel and thirty (30) days shall have elapsed since the approval of the Merger by the shareholders of the Company and the Target Company.

f.	No orders or regulations by a governmental authority shall have been enacted and no statutes, regulations, rules or orders and such like shall have been enacted by a governmental authority that prohibit the completion of the Merger.

2.7.2	The additional principal conditions precedent for the completion of the Merger by the Purchaser and the Target Company are as follows:

a.	As at the Completion Date, the representations and warranties of the Company in the Merger Agreement must be true and correct in every respect, in every material respect or must be such that their breach does not constitute a Company Material Adverse Effect (as that term is defined in the Merger Agreement), as the case may be.

b.	The Company must have materially complied with all of its obligations under the Merger Agreement by the Completion Date.

c.	An executive officer of the Company must have provided the Purchaser with confirmation that the conditions described in Subsections a. and b. above have been fulfilled.

2.7.3	The additional principal conditions precedent for the completion of the Merger by the Company are as follows:

a.	As at the Completion Date, the representations and warranties of the Purchaser and the Target Company in the Merger Agreement must be true and correct in every respect, in every material respect or must be such that their breach does not constitute a Purchaser Material Adverse Effect (as that term is defined in the Merger Agreement), as the case may be.

b.	The Purchaser and the Target Company must have materially complied with all of their obligations under the Merger Agreement by the Completion Date.

c.	An executive officer of the Purchaser must have provided confirmation to the Company that the conditions described in Subsections a. and b. above have been fulfilled.

2.8	Agreement of shareholders to vote in favor of the Merger

2.8.1	On the date of entry into the Merger Agreement, ICC Chemical Corporation and ICC Handels A.G. (collectively: “ICC”), whose aggregate holdings amount to 35.87% of the issued share capital of the Company (neutralizing the treasury shares held by the Company) entered into a letter of undertaking towards the Purchaser (the “Letter of Undertaking”) in which they undertook as follows (subject to the matters stated in Section 2.8.2 below):

(1)	To be present at the general meeting being convened under this report for the purpose of approving the Merger and to vote in favor of the Merger at such meeting and to vote against any competing proposal or arrangements or agreements in relation to a competing proposal or against any act and/or transaction that could prevent or postpone the Merger, all other than under circumstances in which the board of directors removes its recommendation to approve the Merger or approves a competing proposal, all as set forth in Section 2.8.2 below.

(2)	Not to perform any act that is forbidden for the Company in relation to a competing proposal or the Non-Solicitation Undertaking pursuant to the provisions of the Merger Agreement and to notify the Purchaser of any such act.

(3)	Not to transfer and/or sell or grant any power of attorney with respect to any shares and/or enter into another agreement that will restrict its ability to act in accordance with the Letter of Undertaking in any material respect and/or to act in any other way that contradicts its provisions.

2.8.2	It will be emphasized that the Letter of Undertaking and the undertakings thereunder will automatically expire on the earlier to occur of the following (a) the date of termination of the Merger Agreement; (b) the Effective Time; (c) the date on which the board of directors of the Company withdraws its recommendation to approve the Merger or on which it approves a competing transaction; or (d) the date on which Purchaser and ICC jointly agree to terminate the Letter of Undertaking.

2.8.3	For additional details of ICC’s holdings, see Section 2.16 below.

2.9	Continuation of indemnification and insurance for the directors and officers of the Company

2.9.1	It has been agreed in the Merger Agreement that the existing indemnification arrangements for the directors and officers of the Company will continue in force after the Merger in accordance with their terms. The Merger Agreement also provides that, for seven years commencing from the Effective Time, the Purchaser and the Surviving Company will ensure that the articles of association of the Surviving Company will include sections in relation to the limitation of the liability of the directors and officers, insurance and indemnification that are not less favorable than the sections of the articles of association of the Company that existed at the time of entry into the Merger Agreement with respect to acts or omissions occurring before the Effective Time and they will not change or amend these sections in a manner that will adversely change the rights of the beneficiaries under these sections.

2.9.2

In addition, as is customary in these situations, in order to ensure that the Company will continue to hold a directors’ and officers’ insurance policy after the completion of the Merger, it has been agreed in the Merger Agreement that the Company will purchase a run-off directors’ insurance policy prior to the Effective Time as insurance coverage for the members of the board of directors and officers of the Company with respect to matters arising on or before the Effective Time, such policy to apply for a period of seven years from the Effective Time (the “Run-Off Insurance Policy”). The Run-Off Insurance Policy will, in every material respect, accord with the terms of the compensation policy adopted by the Company and in accordance with the provisions of applicable law and, in addition, the total cost of the Run-Off Insurance Policy for the Company or the Surviving Company will not exceed 700% of the cost of the last annual premium paid by the Company in respect of similar insurance prior to the date of the Merger Agreement.

2.9.3	The terms of the insurance policy will apply identically to all of the directors and officers including those affiliated with ICC. The identical contractual terms for each of the directors and officers and the total premium that will be paid for the aforementioned insurance policy will not exceed 700% of the cost of the annual premium presently paid by the Company, as stated. The insurance policy is on market terms and the board of directors of the Company and the compensation committee believe that it is not likely to materially affect the profitability of the Surviving Company or its assets or liabilities.

2.9.4	It will be noted that, in the framework of approving the compensation policy of the Company, the general meeting of the Company previously approved the current insurance policy of the Company for a period of three years in an annual amount that is not materially different to the abovementioned amount. For additional details, see the immediate report regarding an invitation to a meeting dated November 29, 2016 (reference: 2016-01-133543) and the immediate report regarding the results of a meeting dated January 11, 2017 (reference: 2017-01-005019), the details included in which are hereby incorporated herein by way of reference.

2.10	Termination of the Merger Agreement

2.10.1	The Merger Agreement can be terminated at any time prior to the Effective Time before or after receipt of approval from the general meeting in the following situations:

a.	On mutual agreement in writing between the Purchaser and the Company.

b.	By the Purchaser or the Company:

1)	If the Merger is not completed by February 7, 2019 (the “Termination Date”) provided that, if at least one of the conditions precedent to completion set forth in Sections 2.7.1d. or 2.7.1f above (as a result of antitrust related statutes or orders) are not achieved by the Termination Date, then each of the Purchaser and the Company will be able to extend the Termination Date to May 7, 2019 by giving written notice of that to the other, provided that the failure to achieve either or both of the conditions precedent by the Termination Date is not caused by a breach of the Merger Agreement by the terminating party;

2)	If a governmental authority issues an order or decision, or if a law, regulation or directive is enacted by a governmental authority that prevents or prohibits the completion of the Merger and, in each case, such order, decision, law, regulation or directive has become final, provided that breaches of the Merger Agreement by the terminating party did not result in the issuance or enactment of such order, decision, law, regulation or directive; or

3)	If the approval of the shareholders of the Company to the Merger is not obtained at a convened meeting in accordance with the law or at any adjourned meeting.

c.	By the Company:

1)	If the Purchaser or the Target Company breaches or does not comply with a term of the Merger Agreement in relation to the accuracy of their representations or the performance of their undertakings in accordance with the provisions of the Merger Agreement, and such breach (a) would result in the failure of a condition precedent set forth in Sections 2.7.3a or 2.7.3b above and (b) is not remedied within thirty (30) days after notice of breach is provided or by the Termination Date, whichever is earlier, except that the Company will not have the right to terminate the Merger Agreement in the aforementioned situation if the Company is in breach of any of its obligations under the Merger Agreement so as to result in the failure of the condition set forth in Section 2.7.2b above; and

2)	Prior to the receipt of the approval of the shareholders of the Company to the Merger, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), provided that the foregoing is subject to, among other requirements, payment of a termination fee by the Company to the Purchaser under the terms of the Merger Agreement.

d.	By the Purchaser:

1)	If the Company breaches or does not comply with a term of the Merger Agreement in relation to the accuracy of its representations or the performance of its undertakings in accordance with the provisions of the Merger Agreement, and the breach (a) would result in the failure of a condition precedent set forth in Sections 2.7.2a or 2.7.2b above and (b) is not remedied within thirty (30) days after notice of breach is provided or by the Termination Date, whichever is earlier and provided that the Purchaser will not have the right to terminate the Merger Agreement in the aforementioned situation if the Purchaser or the Target Company is in breach of any of its obligations under the Merger Agreement so as to result in the failure of the condition set forth in Section 2.7.3b above;

2)	Prior to the date of receipt of the approval of the shareholders of the Company to the Merger, if the Company has breached the provisions of the Merger Agreement relating to competing purchase offers, the receipt of Superior Proposals and/or other related provisions in the Merger Agreement; and

3)	Prior to the date of receipt of approval of the shareholders of the Company to the Merger, if: (a) the board of directors of the Company has changed its recommendation with respect to the approval of the Merger, including in connection with a competing proposal; or (b) if a competing proposal becomes public and the board of directors of the Company does not reaffirm its recommendation to approve the Merger Agreement within 10 business days of the date of receipt of a written demand from the Purchaser to do so, provided that the Purchaser may not present such a demand more than once in relation to each such competing proposal (except where there is a material change in the terms of a Superior Proposal, in which case the Purchaser will be able to present one more such demand).

2.10.2	The Merger Agreement provides that, in certain cases in which the Merger Agreement is terminated, the Company will be required to pay the Purchaser a termination fee of US$ 191 million. This termination fee will apply, inter alia, in circumstances whereby the Merger Agreement is terminated in connection with a competing proposal or a change in the recommendation of the board with respect to the approval of the Merger.

2.11	Applicable law and exclusive jurisdiction clause

The Merger Agreement and all proceedings arising out of or relating to the Merger Agreement are subject to the laws of the State of Delaware, United States, provided that: (a) the provisions of the Companies Law will apply to the internal affairs of the companies that are organized in Israel; (b) where it has been determined that the Companies Law will or is required to apply to any matter under the Merger Agreement, the Companies Law will apply to that matter; and (c) the law of the State of New York, United States, will apply to every matter connected with the Sources of Finance for the Transaction, in particular in relation to the Commitment Letter. The Court of Chancery of the State of Delaware, United States will have exclusive jurisdiction in the event of a dispute, or in the event (but only in the event) that such court declines to accept jurisdiction over a particular matter, in any state or federal court located within the State of Delaware, provided that any claim against the Sources of Finance in relation to the Merger Agreement or the financing of the Merger will be brought before the Supreme Court of New York in New York, United States or before the United States District Court for the Southern District of New York.

2.12	Disclosure under United States law

For the disclosure required under the provisions of United States laws in connection with the Merger (in particular, the description of the Merger and its terms) see the draft English-language prospectus (the “S-4 Prospectus”), which formed part of a draft Registration Statement on Form S-4 that was filed with the United States Securities and Exchange Commission (the “SEC”) for the registration of the Shares of the Purchaser to be issued in connection with the Merger which is attached as Appendix A to this invitation. The final S-4 Prospectus, after being declared effective by the SEC, will be attached to an updated invitation of meeting together with a voting slip prior to the date of the Meeting.

Part B – Additional details required with respect to a material merger, in addition to those set forth above, pursuant to the Reporting Regulations

2.13	Allotment of the Shares of the Purchaser and delisting of the Shares of the Company; publication of financial statements; dual listing of the Shares of the Purchasing Company

2.13.1	Shortly after all of the conditions precedent to completion of the Transaction have been fulfilled, the Company will publish an immediate report in which it will state that all of the said conditions precedent to completion of the Transaction have been fulfilled and in which it will state the expected Completion Date.

2.13.2	Shortly after such report and in coordination with the Stock Exchange, the Company will issue an immediate report with respect to the effective date on which the shareholders will become entitled to the Merger Consideration, the date expected to be the final day of trading of the Shares of the Company and the Completion Date. As from such final day of trading, it will not be possible to perform transactions involving or to transfer the Shares of the Company on the Stock Exchange. It is hereby clarified that, from the date on which trading in the Shares of the Company ceases until the Completion Date, no changes will be made in the shareholder register of the Company, except for the transfer of the shares registered in the name of the registered shareholders, including the Nominee Company, to the Purchasing Company. Shortly after the final trading day, the Shares of the Company will be delisted from the Stock Exchange and the Company will become private and will cease to be a reporting corporation. Around the time it becomes private, the Company will publish an immediate report in which it will state that it has become a private company and has ceased to be a “reporting company,” as defined in the Securities Law, and in which it will state the period in respect of which it will publish the final financial statements it is required to file by law.

2.13.3	It is also noted that, around the date on which the conditions precedent are fulfilled, the Company will contact the holders of the Entitling Options of the Company and the registered shareholders, other than the nominee company (collectively: the “Registered Holders”) and will notify them of the completion of the share exchange. The Registered Holders will be required to respond to the communication of the Company and to provide certain information so as to enable the Purchasing Company to transfer to them the Shares of the Purchasing Company to which they are entitled. As for Registered Holders that do not respond to the communication of the Company, the allotted shares will be held for them by the trustee for the Entitling Options and/or the Exchange Agent, who will hold the shares that the Registered Holders who have not responded to the communication of the Company are entitled to receive from the Purchasing Company on behalf of those Registered Holders for a period of 12 months after the Completion Date of the Transaction.

2.13.4	Further to that which is stated in Section 2.6.4 above, the Purchasing Company will publish the final S-4 Prospectus in Israel as well as a prospectus under which the Purchaser will offer to the Entitled Shareholders the Share Consideration in accordance with the Merger Agreement as well as for the purpose of registering its shares for dual listing on the Stock Exchange (the “Prospectus of the Purchaser”).

It is further clarified that the dual listing of the Shares of the Purchaser on the Stock Exchange will be finalized and completed simultaneously with, and subject to, the completion of the Merger and the allotment of the Share Consideration to the Entitled Shareholders, the holders of the Entitling Options and the holders of the restricted shares that have vested as set forth in this report in accordance with the Prospectus of the Purchaser.

2.13.5	Around the Effective Time, the Company will cooperate with the Purchaser to delist the shares of the Company that have a primary listing on the LSE via GDRs.

2.14	Description of the Shares of the Purchaser that will be allotted in the framework of the Share Consideration

2.14.1	The registered share capital of the Purchaser comprises 500,000,000 shares of common stock, par value US$ 0.125 per share[6]. The issued share capital of the Purchaser as of June 28, 2018, comprises 79,046,217 shares of common stock.

[6]	12 1/2¢ per share.

2.14.2	In the framework of the Prospectus of the Purchaser, the Purchaser will offer 14.825 million shares of common stock, par value US$ 0.125 per share, to the Entitled Shareholders and 55.3 thousand[7] shares of common stock, par value US$ 0.125 per share, to the holders of Entitling Options and holders of restricted shares that have vested, which, collectively, will constitute the Share Consideration.

2.14.3	The Shares of the Purchaser will give their owners a voting right equal to one vote per share of common stock in respect of every matter that is on the agenda at shareholders’ meetings and a right to dividends or equivalent payments in respect thereof in accordance with resolutions of the board of directors of the Purchasing Company.

2.14.4	For additional details with respect to the rights ancillary to the Shares of the Purchaser, see Section 2.14.5 below and the Prospectus of the Purchaser.

2.14.5	Comparison of rights and corporation governance

Following is a comparison summarizing the material differences between the rights of the shareholders of the Purchasing Company (immediately after the share exchange) and the rights of the shareholders of the Company. These differences stem from the differences between the New York Business Corporation Law (the “NYBCL”), the applicable law of the State of New York, United States, the place of incorporation of the Purchasing Company, the Companies Law of the State of Israel, the place of incorporation of the Company, and the different governing documents of the companies.

The following summary does not pretend to be an exhaustive survey of the rights of the shareholders of the Purchasing Company in accordance with the provisions of the NYBCL and of its governing documents or of the rights of the shareholders of the Company pursuant to the provisions of the Companies Law and of the governing documents of the Company and nor does it constitute a full description of the specific provisions that are referred to in this summary.

Copies of the governing documents of the Purchasing Company and of the Company can be inspected at the offices of the Company by appointment during ordinary business hours on Sundays to Thursdays.

[7]	Which amount of shares may be adjusted subject to future vesting of Entitling Options and restricted shares.

Topic	Rights of the shareholders of the Purchasing Company	Rights of the shareholders of the Company
Incorporation	In accordance with the restated certificate of incorporation of the Purchasing Company, the Purchasing Company has existed since the date of its incorporation in 1909.	The Company’s existence runs from the date of its incorporation in 1995 until the expiration of its incorporation as a result of the dissolution of the Company.

Number of directors

In accordance with the restated certificate of incorporation of the Purchasing Company, the number of directors must be as fixed in by-laws of the Purchaser and must not be less than six or more than fifteen. The Purchaser’s by-laws provide that the number of directors must be eleven but the number thereof may be reduced to not less than six by amendment of the Purchaser’s by-laws.

There are currently eleven directors serving on the board of directors of the Purchaser.

In accordance with the articles of association of the Company, the number of members of the board of directors must be between five and twenty (including at least two external directors). As at the present date, there are seven directors on the board of directors, of whom two are external directors.

Independent directors	In accordance with the rules of corporate governance for companies listed on the NYSE, the majority of the members of the board of directors of the Purchasing Company must be independent directors.	In accordance with the Companies Law, a public company must have at least two external directors in office. In order to be fit to serve as an external director, the candidate must meet certain independence criteria, including a lack of a “connection” with (1) the controlling shareholder of the company or (2) where the company does not have a controlling shareholder, with any person who, at the time of appointment, is the chairman, chief executive officer, chief financial officer or an owner of 5% of the shares of the company.

Election of directors

In accordance with the by-laws of the Purchaser, at each meeting of the shareholders for the election of directors at which a quorum is present, the vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast by the holders of shares of capital stock entitled to vote at such meeting.

In accordance with the articles of association of the Company, directors are elected at an annual meeting of the shareholders by a majority of the votes of the shareholders. The external directors are elected by a supermajority as set forth in the Companies Law at a general meeting of the shareholders.

In a contested election, the persons receiving a plurality of the votes cast by the holders of shares of capital stock entitled to vote as such meeting shall be the directors. A “contested election” means an election where, as of the record date for such meeting in which the election will be held, there are more nominees for election than positions on the board of directors of the Purchaser to be filled by election at the meeting. In accordance with the by-laws of the Purchaser, if plurality voting is applicable to the election of directors at any meeting, the nominees who receive the highest number of votes cast “for,” without regard to votes cast “against” or “withhold,” shall be elected as directors up to the total number of directors to be elected at that meeting. Abstentions and broker non-votes will not count as a vote cast with respect to any election of directors.

With regard to the procedural requirements for shareholder nomination for directors, see below, Notice of meetings and shareholder meetings.

Length of tenure and types of directors	In accordance with the by-laws of the Purchasing Company, directors shall remain in office until the date of the following annual meeting or until a replacement is lawfully appointed in their stead.	In accordance with the articles of association of the Company, directors that are not external directors remain in office until the end of the next annual meeting or the next general meeting following the one in which the directors was elected, as set forth articles of association, unless their role terminated before then. Each of the two external directors remain in office for a period of three years, as stated in the Companies Law and, under the circumstances set forth in the Companies Law, their period of tenure can be extended for an additional period subject to, and as set forth in, the Companies Law.

Dismissals of directors	In accordance with the restated certificate of incorporation and by-laws of the Purchasing Company, a director’s period in office will be terminated prior to its expiry in the event of one of the following: (1) for cause by the affirmative vote of at least two thirds of all of the members of the board of directors, or (2) without cause, by vote of the shareholders of the Purchaser at a regular or special meeting, subject to the provisions of the NYBCL.

In accordance with the articles of association of the Company, except for external directors, a director can only be removed from office: (1) when one of the events set forth in the Companies Act occurs; (2) on a vote of the shareholders at a special general meeting.

External directors may only be removed from office in accordance with the provisions of the Companies Law.

Vacancies on the board of directors	In accordance with the by-laws of the Purchasing Company, a vacancy on the board of directors can be filled by a supermajority of at least two thirds of all of the members of the board of directors. A director appointed by virtue of a vacancy must serve in this role until the end of the period of office of the previous director. Appointments by virtue of an extension of the number of members of the board of directors must be determined by a majority of the members of the board of directors in office.	In accordance with the articles of association of the Company, a director’s position will be vacated under the circumstances set forth in the articles of association. In addition, the articles of association provide that the shareholders or the board of directors are competent to appoint a director to fill a vacancy in the limits of the number of directors, as set forth in the articles of association until the end of the period of his office

Restrictions on approving transactions and matters to do with mergers and acquisitions

Under Section 912 of the NYBCL, a company may not enter into a business combination with any shareholder that has a personal interest for a period of five years from the date on which it became such an interested party unless the board of directors approved such transaction before it became an interested party. In addition, there are additional exceptions to the performance of such a transaction, including:

•   The business combination was approved by the board of directors before the party with a personal interest purchased shares or the purchase of shares by the party with a personal interest was approved prior to their purchase.

•   The business combination was approved by the shareholders that do not have a personal interest in the approval at a meeting called after five years had elapsed from the date on which the shares were purchased by the party with a personal interest.

•   The consideration to be paid by the party with a personal interest in the business combination will include a formula by which all of the other shareholders will receive consideration in an amount not less than the maximum consideration the party with a personal interest will pay and the said transaction meets additional required conditions.

Under the Companies Law, as a rule (subject to exceptions), a merger must be approved by the board of directors and shareholders of each of the merging companies.

The Companies Law does not address the sale of assets of the Company. The articles of association of the Company do not specifically address mergers.

Under the Companies Law, the shares of a public company must be purchased by way of a tender offer if, as a result of such purchase the purchaser will hold a controlling block (as a rule, 45% or more) but only if the company does not have a shareholder that holds a controlling block or 25% or more of the voting rights of the Company if there is no other shareholder holding 25%. This is subject to exceptions set forth in the Companies Law.

The Companies Law provides that an exceptional transaction of a public company with a controlling shareholder therein or in which a controlling shareholder has a personal interest, including a private allotment in which a controlling shareholder has a personal interest, requires the approval of the audit committee (or the compensation committee, as the case may be) and of the board of directors of such company as well as of a supermajority of the shareholders in accordance with Section 275 of the Companies Law.

The NYBCL provides that such business combinations include, among others, mergers, asset or share splits, reclassifications of securities and other like transactions.

The NYBCL provides that an interested party is a person holding 20% or more of the voting rights of such company.

A company may elect on a majority vote not to be subject to the provisions of the NYBCL in this context such contracting out to be in the framework of its by-laws.

As at the date of this report, the Purchaser is subject to the provisions of the NYBCL in relation to these above-mentioned business combinations.

A person that wishes to purchase shares of a public company, which will result in it holding more than 90% of the issued and paid up share capital of the target company is required under the Companies Law to effect a full tender offer for the purchase of all of the shares of the company not owned by it. Shareholders may seek an appraisal remedy in relation to such a tender offer during a period of six months following completion of the tender offer. However, the purchaser may set a term requiring any shareholder participating in the tender offer to waive its right to such appraisal remedy.

Voting rights	Each holder of one share has a right to one vote in respect of each share owned by it.	Each holder of one share has a right to one vote in respect of each share owned by it.

Rights and obligations of shareholders	The shareholders have the rights and obligations set forth under the United States securities laws, the NYBCL in addition to any other right or obligation established by the Purchaser in its restated certificate of incorporation, by-laws or by agreement. These rights include, among others, the right to vote, certain inspection rights, the right to bring derivative actions on behalf of the Purchaser and the right to review the Purchaser’s financial statements.	The shareholders have the rights and obligations set forth in the Companies Law in addition to any other right or obligation established by the Company in its articles of association or by agreement. These rights include, among others, the right to vote, the right to inspect the documents of the Company, information about the compensation of directors and the right to inspect the financial statements of the Company.

Notices of shareholder meetings and shareholder meetings	In accordance with the by-laws of the Purchasing Company, the Company must hold an annual meeting of the shareholders once per calendar year in accordance with the provisions of the NYBCL, on the date and in the location determined by the board of directors of the Company. A special meeting of the shareholders can be convened at the request of the chairman of the board of directors or the chief executive officer of the Company or in accordance with the NYBCL.

The annual general meeting of the shareholders of the Company must take place on the date scheduled by the board of directors once per year but no later than fifteen months since the dates of the previous annual meeting.

Under the Companies Law and the articles of association of the Company, general meetings not being annual general meetings (“Special General Meetings”) may be convened through the board of directors at any time in accordance with the provisions of the Companies Law.

	Notice of invitation to the meeting must be given to each of the shareholders entitled to vote at the meeting not less than 10 days and not more than 60 days before each meeting of the shareholders. The notice must be given (in accordance with the NYBCL) in	A notice of the convening of meeting must be sent to the shareholders in accordance with the requirements of the Companies Law. In accordance with the Companies Regulations (Notices of General Meetings and of Class

writing or by electronic transmission stating the date and location of the meeting and, in the case of a special meeting, the purpose for which the meeting has been called.

In addition to the matters stated above regarding the appointment of directors, a shareholder may raise additional items to be added to the agenda of the meeting by prior notice to the Purchaser on the dates set in, and in accordance with, the by-laws.

In the case of an annual general meeting, items must be raised for addition to the agenda no less than 90 days and no later than 120 days prior to the date of the meeting and, in the case of a meeting not called within 30 days before or after one year has elapsed since the previous meeting or in the case of a special meeting for the appointment of directors, within 10 days of the earlier of the date on which the meeting is called and the date on which the information about it becomes public.

Meetings in a Public Company), 5760-2000, if the items on the agenda include resolutions that, under the Companies Law can be voted upon by way of a written vote (for example, appointments and dismissals of directors, approvals of mergers of transactions with the controlling shareholder), a notice of the meeting must be sent and published at least 35 days before the meeting. Only acts included in the agenda of the meeting that was sent to the shareholders may be undertaken.

For items in respect of which a written vote is not required, notice of the meeting must be sent and published at least 21 days before the meeting.

In addition to the matters stated above regarding the appointment of directors, one or more shareholders holding at least 5% of the issued capital of the Company and 1% of the voting rights in it or one or more shareholders holding at least 5% of the voting rights of the Company may raise additional items to be added to the agenda of the meeting by prior notice to the Company and in accordance with its articles of association.

Shareholder quorum requirements	In accordance with the by-laws of the Purchasing Company, there will be a quorum for a general meeting if a majority or more of the shareholders that are entitled to vote at the meeting are present themselves or through a proxy (the “Quorum”). In the absence of a Quorum, the meeting will be adjourned to another time at which there will be a Quorum.	In accordance with the articles of association of the Company, the quorum for a meeting is two or more shareholders who are present themselves or through a proxy or through a written vote at the start of the meeting and who hold shares constituting a third or more of all of the voting rights attached to the shares that have been distributed at that time. If a quorum is not present within half an hour of the time scheduled for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place or at any other time and place stated by the board of directors in the notice to the shareholders. Except in cases where the original meeting was demanded by the shareholders under the Companies Law, the quorum at the adjourned meeting will be one or more shareholders present themselves or through a proxy and who hold at least one share.

Acts of the shareholders by written agreement	In accordance with the NYBCL, any resolution that is submitted for the approval of a meeting of shareholders can also be adopted by way of the unanimous written agreement of all of the shareholders. Nevertheless, if permitted by the certificate of incorporation of the Purchaser, such a resolution can also be adopted by the written agreement of the majority that would be required to approve the resolution if all of those with voting rights attended the meeting. As at the date of this report, the restated certificate of incorporation of the Company does not allow this.	The Companies Law does not allow an act of the shareholders of a public company to be undertaken by written agreement instead of a meeting.

Amendment of the governing documents	In accordance with the provisions of the NYBCL, an amendment to the restated certificate of incorporation of the Purchaser must be approved by a resolution of the board of directors and the approval of a meeting of shareholders by a majority of all of the shareholders of the Purchaser that are eligible to vote. The board of directors may approve amendments to the restated certificate of incorporation without the approval of the shareholders when such amendments relate to a change in the address of the Purchaser and the address for service of process and a change in the registered agent of the Purchaser. The board of directors of the company may amend and change the by-laws of the Purchaser subject to the approval of those shareholders who are entitled to vote at that time in relation to the appointment directors.	Subject to the specific provisions of the articles of association, an amendment to the articles of association of the Company requires the approval of holders of the majority of the voting rights that are represented at the meeting personally or through a proxy and who vote thereat.

Indemnity and insurance of directors, officers and employees

In accordance with the provisions of the NYBCL, the Purchaser may include a provision in its incorporation document exempting directors and officers from liability toward the corporation and its shareholders in respect of pecuniary damage, except in respect of liability arising from: (a) active and deliberate dishonesty (bad faith); (b) actual receipt of an advantage or financial profit that is improper by law; (c) acts that constitute a violation of Section 719 of the NYBCL. The Purchaser includes

As permitted by the Companies Law, the articles of association of the Company provide that the Company may agree in advance or after the event to indemnify any officer for any liability imposed upon him or expense incurred by him as a result of an act performed by him in his capacity of an officer [of the Company] that the board of directors could have foreseen based on the activities of the Company on the date on which the indemnity was given, all as set forth in the letter of such a provision in its restated certificate of incorporation. Subject to the requirements of the NYBCL, the Purchaser will indemnify any person who is, or might be, a party to a criminal or civil proceeding as a result of his service as director or officer of the Purchaser or who was a legal representative of the Purchaser and any person who, at the request of the Purchaser, served as a director, officer, employee, fiduciary or agent of an affiliated company, real estate investment fund, partnership, joint venture, trust, employees’ benefit plan or any other corporation, in respect of and against any claim or liability that might apply to such a person or that will be incurred by such a person as a result of his serving in any of the above-mentioned roles and to pay or refund to him reasonable expenses before the absolute end of the proceeding, including fees, unless it is determined that: (a) the act or omission was performed in bad faith or was a result of active and deliberate dishonesty and was material to the matter that led to the proceeding so adjudicated; or (b) such person personally gained a financial profit or other advantage to which they were not entitled. The Purchaser will provide such indemnity subject to an undertaking from or on behalf of the person to refund the Purchaser for any payment if it is found that the acts performed by that person were (a) the act or omission was performed in bad faith or was a result of active and deliberate dishonesty and was material to the matter that led to the proceeding so adjudicated; or (b) such person personally gained a financial profit or other advantage to which they were not entitled.

The Purchaser may purchase insurance in the maximum scope permitted under the NYBCL, for directors, officers and others against costs or commitments incurred or undertaken by them in relation to the performance of their role and any activity performed for, or at the request of, the Purchaser.

indemnification of the Company that was published on March 31, 2016 (reference: 2016-01-021381) Under the Companies Law, the indemnification of officers that are not directors must be approved by the compensation committee and the board of directors and, where the indemnitee is a director, chief executive officer or a person that is a controlling shareholder, also by the general meeting.

In addition, the Company may also purchase insurance against any liability that may be imposed upon it as a result of an act performed by a person in his capacity of an officer of the Company, including insurance that covers the Company for indemnifying the officer as a result of any of the following: (a) a breach of the duty of care owed to the Company or any other person; (b) a breach of the fiduciary duty owed to the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not harm of the Company; (c) a financial liability imposed upon him for the benefit of another person; (d) expenses incurred by him in relation to an administrative proceeding being conducted in relation to him, including reasonable litigation expenses, including attorneys’ fees; and (e) a payment to a party injured by a violation in connection with an administrative proceeding as set forth in Section 52BBB(a)(1)(a), as amended from time to time.

Dividend distribution	In accordance with the restated certificate of incorporation of the Purchasing Company, the board of directors may determine (1) the amounts available for distribution under the laws of the State of New York (2) may determine which amounts available for distribution, if any, will be distributed and may announce such a distribution.	The cogent provisions of the law with respect to permitted distributions apply to dividend distributions, as set forth in the Companies Law and in the articles of association of the Company.

Shareholder rights plan

In accordance with the provisions of the NYBCL, the board of directors of the Purchasing Company may, under certain circumstances, adopt a shareholder rights plan that might affect the ability of a person or group to purchase the Purchasing Company.

As at the date of this report, the Purchasing Company does not have a shareholder rights plan.

There is a doubt as to whether shareholder rights plans are valid under Israeli law. The Company does not have a shareholder rights plan in effect.

2.15	Tax implications of the Merger

2.15.1	Description of the application to the Israel Tax Authority for a pre-ruling in relation to the Share Consideration

The following description is merely a summary of the application for a pre-ruling filed8 with the Israel Tax Authority (the “Application for a Pre-Ruling Regarding the Taxation of the Shares”) under which, in respect of every shareholder that is not a controlling shareholder of the Company, as defined in Section 103 of the Income Tax Ordinance, that purchased its shares after the Company was listed on the Stock Exchange and that holds them through a stock exchange member (the “Stock Exchange Member” and “Interested Public”, respectively), the exchange of the Shares of the Company for the Share Consideration will not be deemed to be a sale for the purpose of Section E2 of the Income Tax Ordinance on the date of exchange but rather on the date of the actual sale of the Share Consideration and the provisions of, and conditions set forth in, Section 104H of the Income Tax Ordinance will apply to such exchange of shares. It is clarified that this description does not contain the full wording of the Application for a Pre-Ruling Regarding the Taxation of the Shares or all of the

conditions set forth under applicable law for compliance with the provisions of Section 104H of the Income Tax Ordinance. It is clarified that it is not certain whether the Application for a Pre-Ruling Regarding the Taxation of the Shares will be accepted as written below or at all.

a.	Generally, the key point of the Application for a Pre-Ruling Regarding the Taxation of the Shares sought is to obtain the confirmation of the Israel Tax Authority that the provisions of Section 104H of the Income Tax Ordinance apply in respect of the Interested Public to the sale of shares of the Company (the “Sale Shares”) to the Purchasing Company in consideration, inter alia, for the Share Consideration, i.e., the allotment of Shares of the Purchaser (the “Allotment Shares”). It is emphasized that, as is set forth below, in parallel with the aforementioned Application for a Pre-Ruling Regarding the Taxation of Shares, other applications will be filed for the purpose of addressing the issue of withholding tax for rights holders that elect not to be included under the Application for a Pre-Ruling Regarding the Taxation of the Shares, the issue of withholding tax in respect of the Cash Consideration and the taxation of holders of options of the Company. The foregoing and the following are subject to the conditions and limitations that are expected to be set forth in the pre-ruling.

b.	The key points of the pre-ruling sought from the Israel Tax Authority

The Israel Tax Authority has been requested to approve, inter alia, that subject to the conditions and limitations that are expected to be set forth in the pre-ruling:

(1)	The exchange of the Shares of the Company for the Shares of the Purchaser will not be deemed to be a sale for the purpose of Part E2 of the Income Tax Ordinance on the date of exchange and will not be taxed on the date of the exchange of shares but will be taxed on the date on which the allotted shares are first actually sold.

(2)	It is noted that, if the pre-ruling described above is not obtained, the sale of the Sale Shares to the Purchasing Company in consideration of, inter alia, the allotment of the Allotment Shares by the Purchasing Company to the shareholders of the Company will be taxed in Israel in accordance with the law and subject to the withholding tax arrangements that will be determined by the Israel Tax Authority.

The provisions included above with respect to the taxation of the Share Consideration are not intended to constitute an authoritative interpretation of the provisions of the law that are referred to and are not a replacement for professional advice based on the particular data and unique circumstances of each shareholder. It is recommended to seek professional advice for clarification of the tax implications applicable to the shareholders taking into account their unique circumstances.

2.15.2	Description of the application to the Israel Tax Authority for a pre-ruling in relation to withholding tax

In relation to the Cash Consideration element of the proposed transaction, an application has been made to the Israel Tax Authority to determine the withholding tax arrangement that will apply to the Purchasing Company and the trustee that will be appointed by the Purchasing Company to be responsible for paying the Cash Consideration (the “Exchange Agent”), including to confirm that:

a.	The transfer of the consideration from the Purchasing Company to the Exchange Agent will be exempt from withholding tax.

b.	The transfer of the consideration from the Exchange Agent to the Stock Exchange Members, as defined in the pre-ruling that will be obtained, will be exempt from withholding tax. When the consideration is transferred from the Stock Exchange Members to the shareholders, the provisions set forth in the Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain upon the Sale of a Security, the Sale of a Mutual Fund Unit, or Futures Transaction) 5763 – 2002 (the “Withholding Regulations”) will apply such that the consideration to the Non-Registered Entitled Shareholders will be transferred through the Tel-Aviv Stock Exchange Clearing House to the Stock Exchange Members who will credit the accounts of their clients with the consideration after withholding tax as required under the provisions of the Income Tax Ordinance and the regulations enacted thereunder. The Stock Exchange Members will be solely liable for the withholding tax obligation in respect of the payment of all or part of the consideration to any of the Non-Registered Holders and for the reporting obligation in respect of the payment, whether it is effected in one transfer or in installments.

c.	The Cash Consideration that will be paid to the Registered Holders, as defined in the pre-ruling that will be obtained, will be subject to tax obligations under the Income Tax Ordinance and to a withholding tax obligation, all in accordance with the provisions of the relevant law (including the Withholding Regulations) and in the maximum amount, unless the matter is addressed in such manner that the shareholders and/or the Company will be able to produce: (a) a certificate of exemption from withholding tax or a certificate of a reduced rate of withholding tax for all of the shareholders holding shares in an amount constituting 5% or more of the total voting rights of the Company; and (b) a tax declaration duly signed by every Stock Exchange Member holding shares of the Company for all of the Entitled Shareholders holding shares in an amount constituting less than 5% of the total voting rights of the Company.

It is recommended that all shareholders of the Company consult with their professional advisors with respect to the tax implications of the Merger in accordance with the personal and specific circumstances of each shareholder of the Company.

2.16	Level of holdings of interested parties in the Company

To the best of the knowledge of the Company, the holdings of the interested parties in the Company as of the date of this report are as set forth in the immediate reports of the Company dated April 10, 2018 (reference: 2018-01-036460), April 26, 2018 (reference: 2018-01-041425), May 6, 2018 (reference: 2018-01-044992), June 12, 2018 (reference: 2018-01-050406) and June 30, 2018 (reference: 2018-01-058014), which are hereby incorporated herein by way of reference.

Immediately upon completion of the Merger, the Purchaser will hold all of the issued and paid up share capital of, and all of the voting rights in, the Company.

Following is a table setting out the holdings in the Company as of the date of this report:10

Name of shareholder	Holdings in the Company on a non-diluted basis		Holdings in the Company on a fully diluted basis
	Ordinary shares	Capital and voting rate	Ordinary shares		Capital and voting rate
ICC Industries Inc. (1)	21,358,034	35.87%	21,358,034		35.41%
John and Maya Farber (2)	48,888	0.08%	48,888		0.08%
FMR LLC (3)	3,049,835	5.12%	3,049,835		5.06%
UBS Investment Bank	2,982,173	5.01%	2,982,173		4.94%
Ori Yehudai (4)	482,162	0.81%	722,736	(5)	1.2%
Hans Abderhalden (6)	15,943	0.03%	15,943		0.03%
Options (7)	—	—	527,717	(8)	0.87%
Restricted shares(9)	6,897	0.01%	6,897		0.01%
Public	31,601,205	53.07%	31,601,205		52.39%
Total	59,545,137	100%	60,313,428		100%

[10]	This table does not take into account the impact of treasury shares held by the Company for its employees as part of the terms of the employees’ options program and reflects the holdings of interested parties in the Company as at the date of this report, which are as set forth in the immediate reports of the Company dated April 10, 2018, April 26, 2018, May 6, 2018, June 12, 2018 and June 30, 2018 (references: 2018-01-036460, 2018-01-041425, 2018-01-044992, 2018-01-050406 and 2018-01-058014) which are hereby incorporated herein by way of reference.

Notes to the table:

(1)	To the best of the knowledge of the Company: (a) these holdings are held through subsidiaries of ICC Industries Inc.; (b) the controlling shareholders of ICC Industries Inc. are Dr. John J. Farber, who also serves as the chairman of the board of directors of the Company, and Ms. Maya Farber, the wife of Dr. Farber and who serves as a director of the Company. Ms. Sandra Farber, the daughter of Dr. Farber and Ms. Maya Farber, serves as a director of the Company and owns 6.86% of the issued capital of ICC Industries Inc.
(2)	See Note 1 above.
(3)	Figures are based on a report received by the Company from Fidelity Worldwide Investment on behalf of FMR LLC, Registration No. 777000368 on the Stock Exchange. It identified itself as the parent company of investment management companies (collectively: “Fidelity”), with entities managed by Fidelity being the purchasers of the Shares of the Company.
(4)	Mr. Ori Yehudai serves as the president and chief executive officer of the Company. As at the date of this report, Mr. Yehudai holds an additional 240,574 options that are exercisable into 240,574 Shares of the Company (36,063 options pursuant to the 2012 program and 204,511 options pursuant to the 2010 program). As of the date of this report, Mr. Yehudai holds 64,015 vested options and 176,559 options which have not yet vested. (5) Does not take into account the options to purchase shares whose vesting period has not yet expired and that do not give rise to an entitlement to the new shares of the Purchasing Company.
(6)	Mr. Hans Abderhalden serves as a director of the Company.
(7)	Does not take into account the options of Mr. Yehudai.
(8)	Does not take into account the options of Mr. Yehudai; As of the date of this report the number of outstanding vested options is 150,476 and the number of outstanding unvested options is 377,241.
(9)	As of the date of this report, the number of vested restricted shares is equal to 3,796, and the number of unvested restricted shares is equal to 3,101.

2.17	The position of the board of directors in relation to the ability of the Company to meet its commitments to its creditors

The board of directors of the Company has discussed the Merger and has determined that, considering the financial position of the merging companies (the Company and the Target Company) and the undertakings of the parties under the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as they fall due.

For additional details with respect to the reasons of the board of directors of the Company to approve the Merger, see Section 2.24 below.

2.18	Approvals required for the Merger or the conditions set for its performance

The approvals required and the conditions to completion of the Merger were set forth in Section 2 above and, for the sake of convenience, are as follows:

2.18.1	Approval of the meeting of the shareholders of the Company.

2.18.2	Fulfilment of the conditions precedent to the completion of the Merger, as set forth in Section 2.7 above. It should be noted that on June 18, 2018, the approval of the United States antitrust authorities was obtained.

2.18.3	The Merger Agreement not terminating, as set forth in Section 2.10 above.

In the estimation of the Company, as at the date of this report, the conditions precedent are expected to be fulfilled and the Merger completed during the fourth quarter of 2018.

To the best of the Company’s knowledge, as at the date of this report, no new restrictions are expected to apply to the Company following completion of the Merger (subject to any conditions that may be set in the framework of the regulatory approvals required for the Merger, including under antitrust law).

2.19	Name of each director, controlling shareholder and interested party with a personal interest in the Merger and the nature of such interest

To the best of the knowledge of the Company, no director, controlling shareholder or other interested party in the Company has a personal interest in the Merger.

Nevertheless, for the sake of caution, it will be noted that all of the directors of the Company may be deemed to have a personal interest in the approval of the indemnity and Run-Off Insurance Policy in the framework of the Merger transaction, as set forth in Section 2.9 above. Accordingly, all of the directors may be present at the discussion of the board of directors and participate in the vote.

2.20	Financial statements of the Target Company

The Target Company is a private company that was incorporated under the laws of the State of Israel on May 2, 2018 for the purpose of effecting the Merger. Based on the warranties of the Purchasing Company, the Target Company does not, and will not, conduct any commercial activity and will not incur any obligations or liabilities other than in relation to the Merger Agreement and it will be dissolved at the Effective Time in accordance with the provisions of the Companies Law.

2.21	Merger Consideration

2.21.1	As set forth in Sections 1.1 and 2.3 above, the Merger Consideration per share of the Entitled Shareholders is composed of:

a.	The Cash Consideration – total of US$ 71.19 in cash per Share of the Company.

b.	The Share Consideration – 0.249 Shares of the Purchaser per Share of the Company.

2.21.2	For details with respect to the consideration for holders of options and restricted shares, see Section 2.4 above.

2.21.3	The average price of the stock of the Purchaser on the NYSE during the six months preceding the publication of this invitation was US$ 138.438 and, on June 25, 2018, shortly before this report, it was US$ 123.64.

2.21.4	For the conditions applying to the shares of the Purchasing Company that constitute the Share Consideration, see Section 2.14 above.

2.22	Programs of the Company and/or new restrictions that will apply to the Company following the Merger

In the Merger Agreement, the Purchasing Company gave notice of its intention to maintain the research and development and manufacturing activities of the Company in Israel for a period of not less than three years from the Effective Time at substantially the same levels as such activities are conducted immediately prior to the Effective Time. As at the date of this report, the plans for the period following the completion of the Merger that diverge from the present business plans of the Company have not yet been crystallized.

2.23	Approval of the Merger under Section 320(c) or (d) of the Companies Law

To the best of the Company’s knowledge, the Merger does not need to be approved under Section 320(c) or (d) of the Companies Law.

2.24	Key reasons of the board of directors for approving the Merger

The audit committee and the board of directors of the Company have unanimously approved the Merger Agreement and the transactions set forth therein. The list of reasons set forth below is a non-exhaustive list of the key considerations and reasons deliberated by the board of directors of the Company:

2.24.1	The Purchasing Company is a key global player in the flavors and fragrances industry. The activities of the Purchasing Company, which are mainly complementary and not the same as the activities of the Company, will enable the Company to expand its range of products by integrating with the technological capabilities of the Purchasing Company, its range of products and the variety and scope of its customers in numerous and important markets with the ability to numerous cross sales that shall become possible as a result of the Transaction.

2.24.2

The Merger Consideration has been assessed by the board of directors and is a product of a negotiation between the parties and, in the view of the board of directors (after taking into account its familiarity with the affairs of the Company, its strategy, the market, the assets and the certainty of receiving the Merger Consideration in comparison with the forecast of the future financial results of the

Company and the affiliated risks) is fair and reasonable, accords with market conditions and expresses a fair price for the shareholders in respect of their shares in the Company. The board of directors has also relied, inter alia, on the opinion of its independent financial advisor attached as Appendix B to this report, which provides that, as of the date of the opinion and based on and subject to the assumptions and limitations set forth therein, in its view, the Merger Consideration is fair from a financial point of view to the holders of Shares of the Company (other than the Purchaser and its subsidiaries).

2.24.3	The Merger Consideration embodies a premium of approximately 13.1% over the volume-weighted average share price of the Company on the Stock Exchange during the 30 days preceding entry into the Merger Agreement and a premium of approximately 11.6% over the share price of the Company on the Stock Exchange that prevailed on May 6, 2018, the trading day preceding to the announcement of the entry into the Merger Agreement, based on the exchange rate on such date.

2.24.4	Approximately 67% of the Merger Consideration is Cash Consideration, an amount that provides certainty as to the value of the Merger Consideration and immediate liquidity for the shareholders.

2.24.5	The balance of the Merger Consideration, an amount of 33%, is Share Consideration that will enable the shareholders of the Company to participate in the increase in value of the shares of the Purchaser as a result, inter alia, of the potential long-term growth opportunities, synergies and complementary businesses of the Surviving Company, and this without subjecting the shareholders of the Company to any trading restrictions in respect of the Shares of the Purchaser that they will receive as a result of the Merger.

2.24.6	In the assessment of the board of directors of the Company, the Merger can be completed without any significant obstacles in light of the premium that the Merger Consideration reflects on the price of the stock of the Company, the comparable multipliers and the certainty of value to the shareholders of the Company that are reflected in the Merger Consideration, the financial capability and the willingness of the Purchasing Company to complete the Merger, the fact that the Merger is not dependent on a resolution of the shareholders of the Purchasing Company, the fact that the Merger is not conditional upon the Purchasing Company obtaining finance and the reasonable and customary nature of the other conditions to the Merger.

2.24.7	In light of the financial position of the merging companies (the Company and the Target Company) and the undertakings of the parties under the Merger Agreement, there is no reasonable concern that, as a result of the Merger, the Surviving Company will be unable to meet the commitments of the Company to its creditors as they fall due.

2.24.8	In light of the all of the foregoing, the board of directors of the Company has unanimously determined that the Merger transaction is in the interests of the Company and all of its shareholders, the Merger Consideration is fair and reasonable and reflects fair consideration for the shareholders in respect of their shares in the Company and it recommends that the shareholders approve the Merger Agreement and the transactions set forth therein.

The above reasons are based, inter alia, on the assessments and forecasts of the board of directors of the Company with respect to the possible results of the proposed Transaction. These results may not come to pass or may come to pass differently than expected due to factors not dependent on the Company, including risk factors involved in the activities of the Company, the Purchasing Company, the state of the Stock Exchange and the financial markets and so forth.

2.25	Form of the resolution for Section 1.1 of the agenda

Form of the proposed resolution – To approve the Merger in accordance with the Merger Agreement and all of the transactions, acts and contractual arrangements connected with the Merger that require the approval of the general meeting.

3.	Details with respect to the items set forth in Section 1.2 and 1.3 of the agenda – approval of a one-time bonus for the president and chief executive officer and an officers’ retention program

3.1	Background

3.1.1	For a transaction of this sort to succeed, including in terms of integrating the Merger post-completion, the Company needs the full devotion of, and a lot of work from, the senior management team, which comprises key employees who have contributed, and continue to contribute, significantly to the Company. These include the president and chief executive officer, Mr. Ori Yehudai, the executive vice president and chief financial officer of the Company, Mr. Alon Shmuel Granot, executive vice president and vice president of operations and global supply chain, Mr. Amos Anatot, and vice president of finance, Mr. Guy Gill. Therefore, the Company believes that the creation of an incentive for the key employees and the preservation of management stability is an important and integral part of the success of the Company and the Merger transaction. To this end, the Company considered, and continues to consider, it appropriate for the key employees of the Company, including the aforementioned officers, to be entitled to compensation in the form of a one-time bonus and a retention program, as set forth below.

3.1.2

The Purchaser, recognizing the foregoing, out of a desire to create an incentive for key employees to devote themselves to the success of the Merger and its implementation post-completion, has agreed in the Merger Agreement that, for the purpose of incentivizing key employees, the Company will be allowed to pay a one-time bonus to the president and chief executive officer and to adopt a retention plan for a number of employees, as determined by the president and chief executive officer of the Company in consultation with the Purchaser and, inter alia, for the officers set forth above and below.

3.1.3	The compensation committee and board of directors of the Company believe that Mr. Ori Yehudai, the president and chief executive officer of the Company, has made a decisive contribution both to the affairs of the Company and to the Merger transaction to which this report relates. In their view, in light of his contribution to the Company and his contribution to the Merger, it is right and proper that he be paid a one-time bonus by the Company immediately prior to the completion of the Merger (without this coming at the expense of the shareholders or the Merger Consideration), as set forth below.

3.1.4	The compensation committee and board of directors of the Company believe that Mr. Alon Shmuel Granot, the executive vice president and chief financial officer of the Company, Mr. Amos Anatot, executive vice president and vice president of operations and global supply chain and Mr. Guy Gill, vice president of finance, are officers who have contributed significantly to the Company and to the Merger itself and who are expected to continue contributing to the Company after the Merger and the Company considers it right that they be included in the retention plan that will be adopted by the Company near the time of the Merger of the Company (without this coming at the expense of the shareholders or the Merger Consideration), as set forth below.

3.1.5	It is hereby clarified that the one-time bonus to the president and chief executive officer will be paid, and the retention plan including the aforementioned officers will be adopted, near to and subject to completion of the Merger without them coming at the expense of the shareholders or the Merger Consideration (with the amounts in accordance with the retention program, including for the officers set forth in Section 1.3 above that report to the president and chief executive officer, to be paid in two installments: (a) half of the amount (50%) will be paid on the Completion Date; (b) the remaining amount (50%) will be paid at the end of one year from the Completion Date, as set forth in Section 3.3 below). The payment is separate from the Merger Consideration payable to the holders of securities of the Company and is unconnected with and distinct from it. The said payment will in no way affect the Merger Consideration payable to the holders of securities of the Company.

3.1.6	The payment of the one-time bonus to the president and chief executive officer and the retention plan for the officers require the approval of the general meeting of the Company, as set forth below.

3.1.7	For the avoidance of doubt, the one-time bonus for the president and chief executive officer and the retention plan for the officers do not constitute a condition to approval of the Merger and approval of the resolution in Section 1.1 of the agenda and are included as separate items on the agenda of this meeting.

3.1.8	Since the compensation policy of the Company does not refer to a bonus and retention plan of this sort, items 1.2 and 1.3 of the agenda are being brought for the approval of the general meeting of the Company as matters constituting exceptions to the compensation policy of the Company.

3.2	Description of the key elements of the arrangement in Section 1.2 above – Approval of a one-time bonus for the president and chief executive officer of the Company, Mr. Ori Yehudai, in light of his contribution to the performance and completion of the Merger transaction

3.2.1	Mr. Yehudai has been employed by the Company since 1986 and began serving as president and chief executive officer of the Company in 1996. During the past three decades, the Company, under Mr. Yehudai’s management, has undergone a journey of accelerated growth in profits during which it has increased its income from approximately US$ 10 million in 1990 to an expected amount of more than US$ 1.6 billion in 2018, with significant ongoing growth in profit and profitability. The average rate of growth of the income and profits of the Company since 2000 has been assessed to represent an annual growth of approximately 20% on average. The growth journey of the Company has been based on the successful implementation of a strategy combining internal growth in profits at a rate double the growth of the markets in which the Company operates together with strategic acquisitions. All of these factors have led to consistent improvement in the results of operations and value that the Company creates for shareholders, which can be observed in the doubling of sales and profits of the Company, on average, every four years since 2000.

In addition, Mr. Yehudai has been involved in the formulation of the terms of the Merger, in the management, navigation and direction of the Company’s discussions with the Purchaser, in the management of the various work teams within the Company and outside of it, and has contributed greatly to the resolution of complex issues and dedicated many hours of his time to the Transaction. For these reasons and the reasons set forth in Section 3.5 below, the compensation committee and the board of directors of the Company have unanimously recommended that a special bonus as set forth below be approved.

3.2.2	It is proposed that a one-time bonus for the president and chief executive officer of the Company, Mr. Ori Yehudai, in an amount of US$ 20 million, be approved, to be paid immediately prior to the Completion of the Merger.

3.2.3	As set forth above, the bonus to the president and chief executive officer of the Company, Mr. Ori Yehudai, will be paid immediately before the Merger without it coming at the expense of the shareholders or the Merger Consideration. The payment is separate from the Merger Consideration payable to the holders of securities of the Company and is unconnected with and distinct from it. The payment of such bonus will in no way affect the Merger Consideration payable to the holders of securities of the Company.

3.2.4	The proposed one-time bonus is an exception to the compensation policy of the Company.

3.2.5	Form of the resolution for the item in Section 1.2 of the agenda

Wording of the proposed resolution – To approve the grant of a one-time bonus to the president and chief executive officer of the Company, Mr. Ori Yehudai, in an amount of US$ 20 million, as an exception to the compensation policy of the Company, to be paid immediately prior to the completion of the Merger.

3.3	Description of the key elements of the arrangement in Section 1.3 above – Subject to completion of the Merger, approval of one-time retention plan for three (3) officers of the Company as follows: (a) executive vice president and chief financial officer of the Company, Mr. Alon Shmuel Granot; (b) executive vice president and vice president of operations and global supply chain, Mr. Amos Anatot; and (c) vice president of finance, Mr. Guy Gill (collectively: the “Officers”) in light of their contribution to the affairs of the Company, the performance and completion of the Merger and their continued stay in office at the Company.

3.3.1

Following are additional details with respect to the Officers: (a) Mr. Alon Shmuel Granot has been employed at the Company since 2001 and serves as executive vice president and chief financial officer of the Company. By virtue of his role, he is responsible for the financial arrangements of the Company. His role involves a great deal of broad responsibility over financing and management of the Company’s funds, risk management, information systems, due diligence activities, mergers and acquisitions as well as many other matters; (b) Mr. Amos Anatot has been employed at the Company since 2010 and serves as executive vice president and vice president of operations and global supply chain. By virtue of his role, he is responsible for supply chain layouts, as well as operation and procurement at the Company. His role involves a great deal of broad responsibility over integration of different sections of the Company as well as many other matters; (c) Mr. Guy Gill has been employed by the Company since 2006 and serves as vice president of finance. By virtue of his role, he is responsible for the financial divisions at the Company. His role involves a great deal of broad responsibility over filing of financial reports, monitoring and handling of the Company’s budget, insurance, taxation, administrative enforcement at the Company as well as many other matters.

3.3.2	In addition, the Officers have been and will be involved in many tasks involved with the Merger and overseeing the process both before the completion of the Merger and thereafter. These are tasks of great importance to the success of the Merger and the continued activity and success of the Surviving Company after completion of the Merger. Beyond their ordinary role at the Company, they have dedicated, and will continue to dedicate, many hours of their time continuously and intensively. In addition, the said retention plan and its terms will, in the future, incentivize them to continue their activities in the Company after the completion of the Merger, so as to enable the Surviving Company to enjoy continuous professional and skilled management, an easier and smoother implementation of the Merger, the continued growth of the Surviving Company and so forth. For these reasons and the reasons set forth in Section 3.5 below, the compensation committee has recommended, and the board of directors of the Company recommends, that the retention plan as set forth below be approved.

3.3.3	It is proposed that a total amount of US$ 2 million be approved to be paid to the three Officers under the retention program, to be shared between the Officers in accordance with the discretion of the president and chief executive officer in consultation with the Purchaser, subject to completion of the Merger. The amounts under the retention plan will be paid to each of them in two installments subject to the following terms: (a) half of the amount (50%) will be paid on the Completion Date; (b) the remaining amount will be paid at the end of one year from the Completion Date provided that: (1) it will be possible for the period for the second payment to be shortened to half a year with the agreement of the Company and the Purchasing Company; (2) the date of the second payment of the retention plan will be accelerated in the event of termination of the employment of the employee by the Company without cause or in the event of the resignation of the employee for good reason (in cases such as reduction of base salary etc.), as set forth in the Merger Agreement.

3.3.4	As set forth above, the amounts under the retention plan for the Officers will be paid on the dates set forth above and subject to completion of the Merger without them coming at the expense of the shareholders or the Merger Consideration. The payment is separate from the Merger Consideration payable to the holders of securities of the Company and is unconnected with and distinct from it. The payment under the said retention plan will in no way affect the Merger Consideration payable to the holders of securities of the Company.

3.3.5	The proposed retention program and the payments of the amounts thereunder are exceptions to the compensation policy of the Company.

3.3.6	Form of the resolution for the item in Section 1.3 of the agenda

Wording of the proposed resolution – To approve the adoption of a retention plan and payments thereunder in a total amount of US$ 2,000,000 to be paid to three (3) officers of the Company as follows: (a) executive vice president and chief financial officer of the Company, Mr. Alon Shmuel Granot; (b) executive vice president and vice president of operations and global supply chain, Mr. Amos Anatot; and (c) vice president of finance, Mr. Guy Gill, in two installments subject to the completion of the Merger and the rest of the conditions set forth in this report, to be shared between them in accordance with the discretion of the president and chief executive officer in consultation with the Purchaser. The approval of the proposed retention plan and the payments thereunder is an exception to the compensation policy of the Company.

3.4	Details required in respect of the resolution in Sections 1.2 and 1.3 on the agenda pursuant to the Sixth Addendum of the Reporting Regulations

Following are details pursuant to the Sixth Addendum of the Reporting Regulations in connection with the bonus to the president and chief executive officer referred to in Section 1.2 above and the amounts under the proposed retention plan for the Officers referred to in Section 1.3 above, being items on the agenda of this meeting, in terms of annual pro forma costs for the Company in 2018 (in US$ thousands):

Details of the recipient of the compensation					Compensation for services (1)								Other Compensation
Name	Role	Scope of job	Amount of holdings in the capital of the Company (2)		Salary (3)	Bonus	Share based payment (5)		Management fees	Consultancy fees	Commission	Other	Interest	Rent	Other	Total (1)
Ori Yehudai	President and chief executive officer (6)	100%	0.81	% (7)	1,109	21,905	285	(7)	—	—	—	—	—	—	—	23,299
Alon Shmuel Granot	Executive vice president and chief financial officer (6)	100%	0.01	% (8)	294	207 (4a) See Note 4b below	67	(8)	—	—	—	—	—	—	—	568
Amos Anatot	Executive vice president and vice president of operations and global supply chain (6)	100%	0.01	% (9)	287	207 (4a) See Note 4b below	67	(9)	—	—	—		—	—	—	561
Guy Gill	Vice president of finance (6)	100%	0.01	% (10)	198	91(4a) See Note 4b below	32	(10)	—	—	—	—	—	—	—	321

Notes to the above table:

(1)	The compensation amounts are cited in terms of costs to the Company. The amounts are in US$ thousands.
(2)	On a fully diluted basis as at the date of this report.
(3)	Including terms accompanying the salary (car maintenance, telephone, social benefits, provisions for the termination of the employment relationship and all income charged to salary for benefits granted to senior officers).
(4a)	Said amounts reflect the assumption that the annual bonus for 2018 will be paid in cash and in full to each of the officers. For the manner upon which the annual bonuses of Company officers are determined see the Company report of November 29, 2016 (reference: 2016-01-133543), which is hereby incorporated by reference.
(4b)	In addition to the annual cash bonus referred to above, the retention plan and the payments thereunder in the aggregate amount of US$ 2 million in two installments, as set forth in Section 3.3 above, for Messrs. Alon Shmuel Granot, Amos Anatot and Guy Gill, and are being brought for approval, as set forth in Section 1.3 above, for the three officers collectively, while the individual allocation between them will be carried out by the president and chief executive officer in consultation with the Purchaser.
(5)	For details of the benefit components in respect of options, see Note 5 to the table in Regulation 21 of the Periodic Report for 2017 (reference: 2016-01-133543) (the “Periodic Report for 2017”), which is hereby incorporated herein by way of reference. For details of the arrangement applicable to office holders upon termination of their employment as a result of a change of control, including acceleration of the options in accordance with the compensation policy of the Company, see the Company report of November 29, 2016 (reference: 2016-01-133543), which is hereby incorporated herein by way of reference.
(6)	For details of the compensation terms for the officers, see Note 6 to the table in Regulation 21 of the Periodic Report for 2017, which is hereby incorporated herein by way of reference.
(7)	As at the date of publication of this report, Mr. Yehudai holds 482,162 Shares of the Company with a nominal value of NIS 1 each. In addition, Mr. Yehudai holds 240,574 options that are exercisable into 240,574 Shares of the Company (36,063 options pursuant to the 2012 program and 204,511 options pursuant to the 2010 program).
(8)	As at the date of publication of this report, Mr. Alon Shmuel Granot holds 48,058 options that are exercisable into 48,058 Shares of the Company (5,558 options pursuant to the 2012 program and 42,500 options pursuant to the 2010 program).
(9)	As at the date of publication of this report, Mr. Amos Anatot holds 61,706 options that are exercisable into 61,706 Shares of the Company (10,716 options pursuant to the 2012 program and 50,990 options pursuant to the 2010 program).
(10)	As at the date of publication of this report, Mr. Guy Gill holds 42,555 options that are exercisable into 42,555 Shares of the Company (9,255 options pursuant to the 2012 program and 33,300 options pursuant to the 2010 program).

3.5	The manner in which the consideration has been determined and the reasons of the compensation committee and the board of directors in relation to the resolutions in Sections 1.2 and 1.3 of the agenda

The compensation committee and board of directors of the Company have approved the grant of the one-time bonus to the president and chief executive officer and the adoption of the retention program, including for the Officers, on the agenda and the payment of the amounts thereunder taking into account, inter alia, the reasons summarized below:

3.5.1	Mr. Yehudai, the president and chief executive officer of the Company, has led the Company to accelerated growth in profit and a significant increase in its income over the years, with significant ongoing growth in profit and profitability and the successful implementation of a strategy combining internal growth in profits at a rate double the growth of the markets in which the Company operates together with strategic acquisitions, all as set forth in Section 3.2.1 above. Mr. Yehudai has been involved in the formulation of the terms of the Merger, in the management, navigation and direction of the Company’s discussions with the Purchaser, in the management of the various work teams within the Company and outside of it, and has contributed greatly to the resolution of complex issues and dedicated many hours of his time to the Transaction. The involvement of Mr. Yehudai is important and necessary for the completion of the Merger, as well as after its completion for the sake of management continuity and the continued growth of the Surviving Company as well as for the easy and smooth implementation of the Merger.

3.5.2	The Officers are key employees of the Company and for many years have greatly contributed to the success and growth of the Company, each in his domain, whether in financial matters or operational matters, all as set forth in Section 3.3.1 above. In addition, the Officers have been and will be involved in many tasks related to the Merger and overseeing the process both before the completion of the Merger and thereafter. These are tasks of great importance to the success of the Merger and the continued activity and success of the Surviving Company after completion of the Merger. Beyond their ordinary role at the Company, they have dedicated, and will continue to dedicate, many hours of their time continuously and intensively. The said retention plan and its terms will, in the future, incentivize them to continue their activities in the Company after the completion of the Merger, which will enable the Surviving Company to enjoy continuous professional and skilled management, an easier and smoother implementation of the Merger and the continued growth of the Surviving Company.

3.5.3

The size of the one-time bonus to the president and chief executive officer and the retention plan for the Officers has been assessed for each of them separately in accordance with their performance, higher education, qualifications, expertise, areas of responsibility, professional experience, period in office and contribution to the achievements of the Company over the years and the Merger. The compensation committee and the board of directors of the Company believe that the size of the bonus to the president and chief executive officer and the retention amounts for each of the Officers are reasonable and fair and in accordance with market practice.

3.5.4	The payment of the bonus to the president and chief executive officer and the retention plan for the Officers are separate from the Merger Consideration payable to the holders of securities of the Company and are unconnected with and distinct from it. The aforementioned payments will in no way affect the Merger Consideration payable to the holders of securities of the Company.

3.5.5	The bonus to the president and chief executive officer and the retention plan for the aforementioned Officers (and the payment of the amounts thereunder) are being approved as an exception to the compensation policy of the Company and their approval is subject to the provisions of the Companies Law.

3.5.6	For the avoidance of doubt, the approval of the bonus to the president and chief executive officer and the retention plan referred to above does not constitute a condition to the approval of the Merger and the approval of the resolutions in Section 1.1 of the agenda and these payments are not coming at the expense of the Merger Consideration, which is fixed and not variable, irrespective of the payment of the said bonus and amounts, which are being brought as separate items on the agenda of this meeting.

Therefore, the members of the compensation committee and board of directors of the Company have unanimously approved the payment of the bonus to the president and chief executive officer and the adoption of the retention plan (and the payments thereunder) and have recommended that the general meeting approve them.

4.	Details with respect to the convening of the meeting

4.1	Required majority

4.1.1	The majority required for the item set forth in Subsection 1.1 above is a simple majority of the shareholders present and participating in the vote.

4.1.2	The required majority for the items set forth in Subsections 1.2 and 1.3 above is a majority of votes of the shareholders present and participating in the vote (whether directly or indirectly through a power of attorney or a written vote), provided that one of the following conditions applies:

a.	The majority of the votes at the general meeting includes a majority of the votes of the shareholders who participate in the vote that are not controlling shareholders of the Company or do not have a personal interest in the approval of the above-mentioned payments. Any abstentions will not be included in the number of the votes of the said shareholders. The provisions of Section 276 of the Companies Law will apply to any person with a personal interest, mutatis mutandis.

b.	The total number of dissenting votes from among the shareholders referred to in subparagraph (a) does not exceed two percent (2%) of the total voting rights of the Company.

It is emphasized that, in accordance with Section 267A(c) of the Companies Law, the board of directors of the Company may approve the one-time bonuses even if the meeting opposes their approval, if the compensation committee followed by the board of directors decide, based on specified reasons after discussion, that their approval is in the interests of the Company, notwithstanding the opposition of the meeting.

4.2	Quorum and adjourned meeting

In accordance with the articles of association of the Company, the quorum for the meeting is two or more shareholders who are present themselves or through a proxy or through a written vote at the start of the meeting and who hold shares constituting a third or more of all of the voting rights attached to the shares that have been distributed at that time. If a quorum is not present within half an hour of the time scheduled for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place or at any other time and place stated by the board of directors in the notice to the shareholders. The quorum at the adjourned meeting will be one or more shareholders present themselves or through a proxy and who hold at least one share.

4.3	Effective time of the invitation

The time for determining the eligibility of a shareholder of the Company to attend and vote at the meeting, as set forth in Section 182 of the Companies Law, is the end of the trading day of the Company on the Stock Exchange on Thursday, July 8, 2018 (the “Effective Time of the Invitation”).

4.4	Confirmation of ownership

4.4.1	In accordance with the Companies Regulations (Proving Ownership of a Share in Order To Vote at a General Meeting) 5760-2000,where there is a shareholder of the Company that has a share registered to its credit with a Stock Exchange Member and that share is included among the shares of the Company registered in the shareholder register of the Company in the name of the nominee company of the Company and [such shareholder] wishes to vote at the general meeting, [such shareholder] must provide the Company with a certificate of ownership of the share as at the Effective Time of the Invitation from the Stock Exchange Member with whom its right to the share is registered, as required under the Companies Law and the abovementioned Regulations (“Certificate of Ownership”).

4.4.2	A shareholder whose shares are registered with a Stock Exchange Member may obtain the Certificate of Ownership from the Stock Exchange Member through which it holds its shares at a branch of the Stock Exchange Member or [may have it sent] by mail to his place of residence in consideration of the delivery fee only, if he so requests. A request in this regard must be given in advance [in respect of] a particular securities account. In addition, a non-registered shareholder may give instructions for its Certificate of Ownership to be sent to the Company through the electronic voting system.

4.4.3	Without derogating from the foregoing, an electronic message that is certified in accordance with Section 44K5 of the Securities Law and that relates to the data of the users of the electronic voting system has the status of a Certificate of Ownership in relation to all of the shareholders included therein.

4.5	Manner of voting

The shareholders of the Company at the Effective Time of the Invitation may vote in respect of the resolutions on the agenda of the meeting set forth above, personally or through a proxy or through a written vote (as set forth below) or through an electronic voting slip (as set forth below).

4.6	Voting through a proxy

4.6.1	The appointment of proxy form must be drawn up in accordance with the provisions of the articles of association of the Company (the “Appointment of Proxy Form”).

4.6.2	The Appointment of Proxy Form (and the power of attorney or other authorization, if any, under which the Appointment of Proxy Form was signed), together with a Certificate of Ownership (as set forth above), if the shareholder is not registered, or together with a copy of an identity card, passport or certificate of incorporation (if the shareholder is registered in the shareholder register), must be delivered to the offices of the Company in such a manner that the Appointment of Proxy Form and the accompanying documents will arrive at the offices of the Company at least 48 hours before the scheduled time for the meeting (unless it is presented to the chairman of the meeting at the start of the meeting at which the person named in the Appointment of Proxy Form intends to vote, all subject to the provisions of the articles of association of the Company).

4.6.3	The foregoing also applies to a shareholder that is a corporation that appoints a person to participate and votes in its stead at the general meeting.

4.6.4	The Appointment of Proxy Form must be signed by the shareholder or a person authorized to do so in writing and, if the appointor is a corporation, it must be signed in a manner that binds the corporation. The Company may demand provision of a written certificate satisfying it as to the authority of the signatories to bind the corporation. The form of the Appointment of Proxy Form is attached as Appendix C to this report. The secretary of the Company or the board of directors of the Company may, in their discretion, accept a different form of Appointment of Proxy Form, provided that the changes are not material.

4.7	Written votes and position papers

4.7.1	In accordance with the Voting Regulations, shareholders may vote at the general meeting in respect of each of the resolutions on the agenda using the voting slip. Due to regulatory restrictions in the United States relating to the delivery of the voting slip to the shareholders at the date of this report, the voting slip will be attached to an updated invitation of meeting and will be attached as Appendix D to this report. The written vote must be cast using the second part of the voting slip.

4.7.2	The form of the voting slip (following its publication) and the position papers, as defined in Section 88 of the Companies Law (if any such are submitted), in relation to the said meeting can be found on the distribution website of the Israel Securities Authority at www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange at www.maya.tase.co.il and on the website of the London Stock Exchange at www.londonstockexchange.com (the “Distribution Website”).

4.7.3	A shareholder may request and receive the form of voting slip (as of the date of its publication) and the position papers (to the extent submitted) directly from the Company.

4.7.4	A shareholder must deliver the (non-electronic) voting slip to the offices of the Company together with a Certificate of Ownership of the share (in the case of a non-registered shareholder) or together with a copy of an identity card, passport or certificate of incorporation (if the shareholder is registered in the shareholder register) such that the documents arrive at the offices of the Company no later than four (4) hours before the time for which the meeting has been convened, i.e. by 11:00 (Israel Time) on August 6, 2018. For this purpose, the time of delivery is the time at which the voting slips and all of the documents that must be attached thereto arrive at the offices of the Company.

4.7.5	Each Stock Exchange Member will send a link to the form of the voting slip and the position papers (if any such are submitted) on the Distribution Website by email, for no consideration, to each of the shareholders that are not registered in the shareholder register whose shares are registered with that Stock Exchange Member, unless the shareholder has given notice that it does not wish to receive such a link and provided that the notice was given in respect of a particular securities account at a time prior to the Effective Time of the Invitation.

4.7.6	The deadline for delivering position papers to the Company by the shareholders of the Company is ten (10) days prior to the date of the meeting. The deadline for the delivery of the response of the board of directors to the position papers (if any such are submitted), if the board of directors elects to submit a response to such position papers, is no later than five days prior to the date of the meeting.

4.7.7	A shareholder that participates in the vote must notify the Company prior to voting – and if the vote is by way of written vote, it must mark in the second part of the voting slip in the designated section – whether or not it has a personal interest in the approval of the Transaction. If the shareholder does not give such notice, its vote will not be counted.

4.7.8	One or more shareholder that holds an amount of shares constituting five per cent or more of the total voting rights of the Company, as well as a person that holds such amount of the total voting rights not held by the controlling shareholder of the Company, as defined in Section 268 of the Companies Law, may, after the meeting has been convened, inspect the voting slips, as set forth in Regulation 10 of the Voting Regulations, as of the date of the publication of the voting slip. For this purpose: (a) the number of shares that constitutes five per cent of the total voting rights of the Company as at the date of the report (on a non-diluted basis) is 2,977,257 Shares of the Company; and (b) the number of shares that constitutes five per cent of the total voting rights of the Company as at the date of the report (on a non-diluted basis) that are not held by the controlling shareholder, as this term is defined in Section 268 of the Companies Law, is 1,906,911 Shares of the Company.

4.8	Voting through the electronic voting system

A non-registered shareholder may also vote using a voting slip to be sent to the Company by way of the electronic voting system in accordance with the provisions of the Written Votes Regulations.

After the Effective Time of the Invitation, upon receipt of an identification number and access code from the relevant Stock Exchange Member and after undergoing an identification process, a non-registered shareholder may vote using the electronic voting system operating under Section B of Chapter G2 of the Securities Law. The address of the electronic voting system, as defined under Section 44K of the Securities Law, is https://votes.isa.gov.il.

In accordance with and subject to the conditions set forth in the Written Votes Regulations and the provisions of the Israel Securities Authority in this regard, it will be possible to vote using the electronic voting system from the Effective Time of the Invitation until six (6) hours before the time at which the meeting will be convened or at such earlier time as may be set by the Israeli Securities Authority provided that such time is no more than 12 hours before the time at which the meeting will be convened (the “System Closing Time”). It is hereby clarified that a vote through the electronic voting system may be amended or cancelled prior to the System Closing Time and it will not be possible to change it through the system after this time.

4.9	A vote in more than one way

If a shareholder votes in more than one of the abovementioned ways, the latest vote will be counted and a vote cast by a shareholder itself or through a proxy will be deemed to have been cast later than a vote cast through a voting slip or the electronic voting system.

5.	Representative of the Company for handling the immediate report

The representatives of the Company for handling this report are Adv. Ariel Lavi, legal counsel and/or Adv. Eden Sinai Teganya, legal counsel, of 2 Hamenofim Street, Herzliya, Tel.: 09-9603800, Fax: 09-9603826.

6.	Review of documents

A copy of this report, the documents mentioned in it and the resolutions on the agenda are available for inspection at the offices of the Company at 2 Hamenofim Street, Herzliya, by appointment on Sundays to Thursdays between 9:00 am and 4:00 pm (excluding holidays or holiday eves) until the date on which the Meeting will be convened, as well on the distribution websites of the Israel Securities Authority and the Stock Exchange.

Sincerely,

Frutarom Industries Ltd.

Through: Guy Gill

Vice President of Finance

Appendix A

S-4 Prospectus

Appendix B

Opinion of Independent Financial Advisor

Tel: +44 (0)20 7628 1000

Merrill Lynch International

Wholly-owned subsidiary of Bank of America, N.A.

Registered Office: 2 King Edward Street, London EC1A 1HQ. United Kingdom

Company no. 1009248 England V.A.T Registration no. GB 245 1224 93

Authorised and Regulated by the Financial Services Authority

May 6, 2018

The Board of Directors

Frutarom Industries Ltd.

25 Hashaish St., P.O.B. 10067

Haifa 26110

Israel

Members of the Board of Directors:

We understand that Frutarom Industries Ltd. (“Frutarom”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Frutarom, International Flavors & Fragrances Inc. (“IFF”) and Icon Newco Ltd., a wholly owned subsidiary of IFF (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Frutarom (the “Merger”) and each issued and outstanding ordinary share, par value one New Israeli Shekel (NIS 1.00) per share, of Frutarom (the “Frutarom Ordinary Shares”) will be converted into the right to receive from IFF (i) $71.19 per share in cash (the “Cash Consideration”) and (ii) 0.2490 validly issued, fully paid and nonassessable shares of common stock, par value $0.125 per share, of IFF (the “IFF Common Stock”, and such number of shares of IFF Common Stock, the “Share Consideration”, and, together with the Cash Consideration and any cash in lieu of fractional shares of IFF Common Stock, the “Consideration”); provided that, if the aggregate number of shares of IFF Common Stock to be issued pursuant to the Agreement would exceed 19.9% of the issued and outstanding shares of IFF Common Stock immediately prior to entry into the Agreement (the “Maximum Share Number”), the Share Consideration will be reduced by the minimum extent necessary such that the aggregate number of shares of IFF Common Stock does not exceed the Maximum Share Number and the Cash Consideration will be proportionately increased. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Frutarom Ordinary Shares (other than IFF and its subsidiaries) of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(a)	reviewed certain publicly available business and financial information relating to Frutarom and IFF;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Frutarom furnished to or discussed with us by the management of Frutarom, including certain financial forecasts relating to Frutarom prepared by the management of Frutarom (such forecasts, “Frutarom Forecasts”);

(c)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of IFF furnished to or discussed with us by the management of IFF, including certain financial forecasts relating to IFF prepared by the management of IFF (such forecasts, “IFF Forecasts”);

The Board of Directors

Frutarom Industries Ltd.

(d)	reviewed certain estimates as to the amount and timing of operational cost savings (collectively, the “Cost Savings”) anticipated by the management of IFF to result from the Merger and approved by the management of Frutarom;

(e)	discussed the past and current business, operations, acquisitions, financial condition and prospects of Frutarom with members of senior management of Frutarom, and discussed the past and current business, operations, financial condition and prospects of IFF with members of senior managements of Frutarom and IFF;

(f)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of IFF, including the potential effect on IFF’s estimated earnings per share;

(g)	reviewed the trading histories for Frutarom Ordinary Shares and IFF Common Stock and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(h)	compared certain financial and stock market information of Frutarom and IFF with similar information of other companies we deemed relevant;

(i)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(j)	considered the results of our efforts on behalf of Frutarom to solicit, at the direction of Frutarom. proposals from third parties with respect to a possible acquisition of Frutarom;

(k)	reviewed a draft, dated May 6, 2018, of the Agreement and a draft, dated May 5, 2018, of the Voting Agreement between IFF and certain Frutarom shareholders (the “Voting Agreement”); and

(l)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Frutarom and IFF that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Frutarom Forecasts, we have been advised by Frutarom, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Frutarom as to the future financial performance of Frutarom. With respect to the IFF Forecasts and Cost Savings, we have been advised by IFF, and have assumed, with the consent of Frutarom, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of IFF as to the future financial performance of IFF. We have relied, at the direction of Frutarom, on the assessments of the managements of Frutarom and IFF as to IFF’s ability to achieve the Cost Savings and have been advised by Frutarom and IFF, and have assumed, with the consent of Frutarom, that the Cost Savings will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of

The Board of Directors

Frutarom Industries Ltd.

the assets or liabilities (contingent or otherwise) of Frutarom or IFF, nor have we made any physical inspection of the properties or assets of Frutarom or IFF. We have not evaluated the solvency or fair value of Frutarom or IFF under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Frutarom, that the Merger will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Frutarom, IFF or the contemplated benefits of the Merger. We have also assumed, at the direction of Frutarom, that the final executed Agreement and Voting Agreement will not differ in any material respects from the latest drafts thereof reviewed by us.

We express no view or opinion as to any terms or other aspects of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the Voting Agreement or the terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Frutarom Ordinary Shares (other than IFF and its subsidiaries) and no opinion or view is expressed with respect to any other consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Frutarom or in which Frutarom might engage or as to the underlying business decision of Frutarom to proceed with or effect the Merger. We are not expressing any opinion as to what the value of IFF Common Stock actually will be when issued or the prices at which Frutarom Ordinary Shares or IFF Common Stock will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Frutarom in connection with the Merger and will receive a fee for our services, contingent upon the closing of the Merger. A portion of such fee shall be attributable to the rendering of this opinion. In addition, Frutarom has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Frutarom, IFF and certain of their respective affiliates.

We and our affiliates have in the past provided assessments of strategic considerations to Frutarom, but have received no compensation for such assessments.

The Board of Directors

Frutarom Industries Ltd.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to IFF and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain treasury and trade management services to IFF.

It is understood that this letter is for the benefit and use of the Board of Directors of Frutarom (in its capacity as such) in connection with and for purposes of its evaluation of the Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Frutarom. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party (other than IFF for informational purposes only), nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance (including in connection with filings to be made with applicable securities commissions), except as required by applicable law.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch International.

The Board of Directors

Frutarom Industries Ltd.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Frutarom Ordinary Shares (other than IFF and its subsidiaries) is fair, from a financial point of view, to such holders.

Yours faithfully,

/s/ Merrill Lynch International

MERRILL LYNCH INTERNATIONAL

Appendix C

Form of the Appointment of Proxy Form

Date:

To

Frutarom Industries Ltd.

Dear Sir/Madam,

Re: Special general meeting of the shareholders of Frutarom Industries Ltd. that will be

convened on                     , 2018

(the “Meeting”)

I, the undersigned                     , being a shareholder of Frutarom Industries Ltd. (the “Company”), hereby appoint                     , I.D. number                     , from                     , to be my proxy to vote for me at [any general meeting of the Company] [the general/ Special general meeting of the Company to be held on the      day of         , year         ]* and at any adjournment thereof.

Signed this      day of             , year         .

Signature

* Delete the unnecessary part

Appendix D

Voting slip

[The voting slip will be attached to an updated invitation of meeting]